May 17, 2007

Via EDGAR submission and U.S. mail

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

Attention: April Sifford

Re:	Pioneer Natural Resources Company
Form 10-K, Filed February 20, 2007
File No. 001-13245

Dear Ms. Sifford:

We are writing to respond to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to our 2006 Form 10-K in the comment letter dated May 8, 2007 (the “Comment Letter”), addressed to Richard P. Dealy, Executive Vice President and Chief Financial Officer of Pioneer Natural Resources Company (“Pioneer” or the “Company”).

Comment Responses

The bold typeface, numbered paragraphs and headings below are taken from the Comment Letter. Our response to each such comment follows in plain text.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Statement of Cash Flows, page 69

1.

We note your presentation of the effect of discontinued operations. Statement of Financial Accounting Standards (SFAS) Number 95 requires all cash flows to be classified as operating, investing or financing activities. SFAS 95 does not support aggregating operating, investing and financing cash flows from discontinued operations into a single line item. Revise your statements of cash flows accordingly.

Response: The discontinued operations line item in the Company’s consolidated statements of cash flows represents noncash revenue and expense, including the gain/loss on the disposition of the assets, components of the Company’s discontinued operations required to reconcile net income to net cash from operating activities under the indirect method prescribed by SFAS 95. All cash operating, investing and financing activities resulting from discontinued operations were classified in the appropriate line items within the operating, investing and financing sections of our consolidated statements of cash flows. Also see Note V of Notes to Consolidated Financial Statements, included in “Item. 8 Financial Statements and Supplementary Data” for a detail of the revenue and expense items comprising discontinued operations and a designation of the line items that represent the significant noncash components included in discontinued operations in the consolidated statements of cash flows.

The Company respectfully submits that it is not aggregating operating, investing and financing cash flows from discontinued operations into a single line item, but is appropriately reporting cash flows from discontinued operations in accordance with SFAS 95.

April Sifford

Securities and Exchange Commission

May 17, 2007

Note I. Commitments and Contingencies

Mosh Holding, page 89

2.

We note you have reached a conditional settlement of all claims in the lawsuit and the court has set a settlement review hearing for May 21, 2007. Please revise your disclosure to quantify the potential amount of the settlement.

Response: The Company disclosed in Note I of Notes to Consolidated Financial Statements, included in “Item. 8 Financial Statements and Supplementary Data” of its Form 10-K (“Note I”), that the trustee of the Mesa Offshore Trust (the “Trustee”) and the Company have reached a conditional settlement of the lawsuit.

The terms of the conditional settlement between the Trustee and the Company, which were disclosed in a Current Report on Form 8-K filed by the Company on January 31, 2007, would not have a material effect on the Company’s liquidity, financial position or future results of operations. Although the Company respectfully submits that its Note I disclosure of the MOSH Holding matter is accurate and complete, within Note I of Notes to Consolidated Financial Statements, included in “Item 1. Financial Statements,” of the Company’s Form 10-Q for the quarterly period ended March 31, 2007, the Company added to the disclosure that the conditional settlement, if approved, is not expected to have a material effect on the Company’s liquidity, financial position or future results of operations.

Environmental Protection Agency Investigation, page 89

3.

We note the company was notified in November 2005 about the criminal investigation. Please revise to disclose the level of probability this investigation may result in liabilities being incurred by the company. If possible, quantify the potential liability that may result from this investigation. Further, tell us your consideration of SAB 5:Y.

Response: The Company disclosed in Note I that the cleanup of the spill was investigated by the Alaska Department of Environmental Conservation (“ADEC”) and, following the completion of the cleanup, the ADEC issued a letter stating its determination that, at that time, the site did not pose a threat to human health, safety or welfare, or the environment. The Company believes that the monetary exposure to the Company from this matter cannot be determined until the U.S. Attorney’s Office for the District of Alaska (the “U.S. Attorney’s Office”) completes its investigation.

The Company did consider the guidance of SAB 5:Y when drafting disclosures related to this investigation. However, the Company believes that the clean up of the spill is complete and that no further associated remediation liability is likely.

The Company respectfully submits that its disclosures of the criminal investigation are accurate and complete as made. However, in Note I of Notes to Consolidated Financial Statements, included in “Item 1. Financial Statements” of the Company’s Form 10-Q for the quarterly period ended March 31, 2007, the Company added to its disclosure that the Company cannot predict whether this investigation will negatively impact the Company’s liquidity, financial position or future results of operations. The Company will continue to monitor this matter and provide additional disclosure as warranted.

April Sifford

Securities and Exchange Commission

May 17, 2007

Note O. Other Expense, page 98

4.	We note other charges of $12.7 million reflect 35% of the total expense. Please revise to disclose what is included in other charges within other expense.

Response: The $12.7 million of other charges within Note O of Notes to Consolidated Financial Statements, included in “Item. 8 Financial Statements and Supplementary Data” of the Company’s Form 10-K, is comprised of the following items (in thousands):

Excess insurance charges	$4,000
Abandoned acquisitions	1,775
Well servicing operations	1,722
Legal settlements	1,489
Other charges	3,734

Total	$12,720

The other charges were aggregated as they were not deemed individually significant nor were they generally considered recurring charges from year to year. However, we respectfully submit that in future filings we will enhance the Company’s disclosure to either include in the table or with a footnote reference the major components of other charges in sufficient detail to provide the reader with a general understanding of the individually insignificant items aggregated within other charges.

In connection with the Company's responses to the Staff's comments, Pioneer acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions in connection with the responses set forth in this letter to Richard P. Dealy at 972-969-4054 (direct fax 972-969-3572).

Very truly yours,

/s/ Richard P. Dealy
Richard P. Dealy
Executive Vice President and Chief Financial Officer

Enclosures

Cc:	Darin G. Holderness